Exhibit 99.37

28.0 Signature Page and Certification of Qualified Person

I, Douglas L. Beahm, P.E., P.G., do hereby certify that:

1.	I am the Principal Engineer and President of BRS, Inc., 1130 Major Avenue, Riverton, Wyoming 82501.

2.	I am the author of the report “Marquez-Juan Tafoya Uranium Project, 43-101 Technical Report, Preliminary Economic Assessment” dated June 9, 2021.

3.	I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1974. I am a licensed Professional Engineer in Wyoming, Colorado, Utah, and Oregon; a licensed Professional Geologist in Wyoming; a Registered Member of the SME.

4.	I have worked as an engineer and a geologist since 1974. My work experience includes uranium exploration, mine production, and mine/mill decommissioning and reclamation. Specifically, I have worked with numerous uranium projects hosted in sandstone environments in Wyoming.

5.	I was last present at the site on May 25, 2012.

6.	I am responsible for all sections of the report with the exception of Sections 13 and 17 where I relied upon Terence McNulty, co-author, and those portions of Sections 4, 19, and 20, where I relied on enCore as stated in Section 3.

7.	I am independent of the issuer in accordance with the application of Section 1.5 of NI 43-101. I have no financial interest in the property and am fully independent of enCore Energy. I hold no stock, options or have any other form of financial connection to enCore. enCore is but one of many clients for whom I consult.

8.	I do have prior working experience on the property as stated in the report.

9.	I have read the definition of“qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

10.	I have read NI 43-101 and Form 43-l0lFl, and the Technical Report has been prepared in compliance with same.

11.	As of the date of this report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

June 9, 2021

“original signed and sealed”

/s/ Douglas L. Beahm
Douglas L. Beahm, SME Registered Member